Del Monte Pacific Limited
c/o 78 Shenton Way #26-01, Singapore 079120
Telephone No: (65) 6324 6822 Facsimile No : (65) 6221 9477

04036243

RECEIVED
2004 AUG 17 A 8:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

9 August 2004

By Courier

SEC No. 82-5068

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Avenue, N.W.
Washington, DC 20549

SUPPL

Re: *Del Monte Pacific Limited*
Submission Pursuant to Rule 12g 3-2 (b)
Under the Securities Exchange Act of 1934

Gentlemen:

We are submitting the following information on behalf of Del Monte Pacific Limited in order for it to continue to maintain current information for its qualification to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers to Rule 12g3-2 (b) under the Exchange Act.

We respectfully request that this submission be duly recorded. If you have any question regarding this filing, or require additional information, please contact the undersigned at the following numbers:

Trunk Line	:	(+63-2) 8107501
Direct Line	:	(+63-2) 8481660
Fax No.	:	(+63-2) 8480308
E-mail	:	deguzmanrb@delmonte-phil.com
		ginnydg@info.com.ph

PROCESSED
AUG 17 2004
THOMSON FINANCIAL

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to us by mail.

Thank you .

Yours sincerely,

REGINA SIMONA B. DE GUZMAN
Assistant Secretary

cc: Ms. Kelly Gaston
Asia Client Services
The Bank of New York
Depositary Receipts
101 Barclay St., 22nd Floor West
New York, NY 10286

dlo 8/17

Del Monte Pacific Limited
c/o 78 Shenton Way #26-01, Singapore 079120
Telephone No: (65) 6324 6822 Facsimile No : (65) 6221 9477

9 August 2004

By Courier

SEC No. 82-5068

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Avenue, N.W.
Washington, DC 20549

Re: *Del Monte Pacific Limited*
Submission Pursuant to Rule 12g 3-2 (b)
Under the Securities Exchange Act of 1934

Gentlemen:

We are submitting the following information on behalf of Del Monte Pacific Limited in order for it to continue to maintain current information for its qualification to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers to Rule 12g3-2 (b) under the Exchange Act.

We respectfully request that this submission be duly recorded. If you have any question regarding this filing, or require additional information, please contact the undersigned at the following numbers:

Trunk Line	:	(+63-2) 8107501
Direct Line	:	(+63-2) 8481660
Fax No.	:	(+63-2) 8480308
E-mail	:	deguzmanrb@delmonte-phil.com
		ginnydg@info.com.ph

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to us by mail.

Thank you .

Yours sincerely,

REGINA SIMONA B. DE GUZMAN
Assistant Secretary

cc: Ms. Kelly Gaston
Asia Client Services
The Bank of New York
Depositary Receipts
101 Barclay St., 22nd Floor West
New York, NY 10286

SEC No. 82-5068

DEL MONTE PACIFIC LIMITED

SGX ANNOUNCEMENTS

MASNET NO.	*ANNOUNCEMENT NO.*	*DATE*	*PARTICULARS*
20	20	05.08.2004	Management Discussion and Analysis of Unaudited Financial Condition and Results of Operations for the Second Quarter ended 30 June 2004
108	108	05.08.2004	Del Monte Pacific 2Q 2004 Results Presentation
112	112	05.08.2004	Q&A on Second Quarter 2004 Results – August 5, 2004
109	109	05.08.2004	Del Monte Pacific Announces the Appointment of Fabio Matarazzo Di Licosa as a Non-Executive Director
110	110	05.08.2004	Announcement of Appointment of Director
101	101	06.08.2004	Cirio Announcement - Update on the Auction Process
104	104	06.08.2004	Re: Cirio Announcement - Update on the Auction Process

SEC. NO. 82-5068

MASNET No. 108 OF 05.08.2004
Announcement No. 108

DEL MONTE PACIFIC LIMITED

Del Monte Pacific 2Q 2004 Results Presentation

DMPL 2Q 2004.pd

Submitted by Yvonne Choo, Company Secretary on 05/08/2004 to the SGX

Del Monte Pacific Limited

2Q 2004 Results
5 August 2004


Fiesta
Fiesta
Fiesta
KETCHUP
SPAGHETTI SAUCE
TOMATO SAUCE
FOUR SEASONS
CHUNKS

Agenda

- 2Q 2004 Financials
- Growth Strategy
  - China
  - Great Lakes Acquisition
  - India
- 1H 2004 Financials
- Outlook for 2004
- Appendix

Second Quarter 2004

In US$m	2Q 2003	**2Q 2004**	Change
Turnover	48.9*	**46.0**	↓ **6%**
EBITDA	10.6	**9.4**	↓ **11%**
PBIT	9.3	**8.0**	↓ **14%**
Net Profit	8.5	**6.6**	↓ **23%**
EPS (US cents)	0.80	**0.61**	↓ **23%**
Dividend Per Share (US cents)	0.41	**0.54**	↑ **32%**
Operating Cash Flow	4.4	**10.6**	↑ **141%**
Net Cash/(Debt)	(8.4)	**17.1**	↑ **n/m**

* Restated due to change in definition of mass displays. Please refer to Management Discussion and Analysis Report page 4.

Margins

Impacted by lower fresh pineapple prices, lower prices to North America and higher packaging (primarily tinplate) costs


% Margin
40
30
20
10
0
30.5
27.3
19.0
17.4
17.4
14.3
Gross Profit
PBIT
Net Profit
2Q03
2Q04

PBIT Variance Analysis

in US$m



Delayed marketing expenses in the Philippine market
2Q03
2Q04
9.3
-2.4
+0.9
+0.2
8.0
PBIT
Gross Profit
Dist. & Selling Exp.
Other Operating Exp.
PBIT

Market Analysis


Asia
Europe/
N America

2Q04 Turnover


65%
35%
-8%
-1%

1H04 Turnover


65%
35%
-3%
flat

2Q04 PBIT


62%
38%
-11%
-17%

1H04 PBIT


68%
32%
+21%
-27%

Product Analysis



Processed products
Beverages
Non-processed

2Q04 Turnover



-5%
68%
27%
5%
+4%
-43%

1H04 Turnover



-4%
67%
27%
6%
+14%
-28%

2Q04 PBIT



-22%
61%
41%
-2%
+26%
n/m

1H04 PBIT



-14%
63%
36%
1%
+45%
-41%

SEC. NO. 82-5068

Declining Capex

- Capex significantly lower as major capital projects were completed



Capex
Depreciation
US$m
16
12
8
4
0
6.5
11.1
14.9
10.3
7.6
3.1
3.4
3.7
4.4
5.2
1.9
1.2
0.2
1.3
1999
2000
2001
2002
2003
2Q03
2Q04

SEC. NO. 82-5068

Cash Flow Variance Analysis

in US$m


1Q04
Net Cash
+19.9
+8.3
+2.2
+0.6
-0.2
-13.7
2Q04
Net Cash
+17.1
Operation
Working Capital
Share Options
Capex
Dividend

Key Events for the Quarter

- **Ranked joint 7th in the Business Times Corporate Transparency Index among 434 companies reporting results ending Dec 2003 and March 2004**

- **Declared a higher interim dividend based on 50% payout of 1H profit (higher than the 33% stated policy)**

Dividend	Book Closure Date	Payment Date	Dividend/ Share (US cent)	Dividend/ Share (SG cent)	Payout Ratio
Interim	24 Aug 2004	7 Sep 2004	0.54	0.92*	50% of 1H04 profit

***Based on an indicative exchange rate of S$1.70/US$**

- **Successfully acquired Great Lakes, a Chinese premium fruit juice company - a key step to expand our growth platform**

DMPL Growth Strategy

To become a Global Leader in Fruit-Based Products

1. Excellence in Global Export of processed fruits
2. Strong Local Branded Businesses in key Asian markets
3. Leverage Export and Local businesses to develop a Leading Regional Business

SEC. NO. 82-5068

China: Leading Producer of Apples

1991/92
World Apple Production


7%
23%
21%
49%

2001/02
World Apple Production


25%
46%
10%
19%
China
Europe
USA
Other

China's dominant fruit production

- World's largest fruit producer
- Almost half of the global apple crop
- Apple yields still low by world standards
- 12% of the world's citrus crop
- Only small portion of Chinese fruit now exported

Great Lakes Overview

- 100% foreign-owned company
- Strong brands in key markets
- Exceptional presence in modern retail
- Well-managed distribution in over 60 cities in China
- Strong sourcing capabilities
- Experienced management team (founder Paul Rasch's family >75 yrs of apple experience in Michigan
- High standards of corporate governance



Financials

- Net sales of US$8.1m in 2003
- 2000-03 sales CAGR of 12%
- Gross margin of 49%
- Low operating costs
- Operating and net loss in 2003 due to brand-building
- NTA -US$1.3 million due to brand and distribution-building in early years

US$ '000	2000	2001	2002	2003
Sales	5,686	6,807	8,273	8,067
Profit	254	486	178	(170)

SEC. NO. 82-5068

Great Lakes Brands

Great Lakes 100% Fruit Juices

- 100% juice – no preservatives, colours
- Highly trustable brand to consumers
- Target consumers = affluent moms, affluent females, kids
- High profile in modern retailers
- Orange, apple, grapefruit, grape, pineapple flavours



Ming Lang Juice Nectars


明朗

- Taste and nutrition of 100% juice at half the price
- Thick juice drinks with no preservatives or artificial colours added
- Target consumers = middle class moms, kids
- Broadscale distribution across over 60 markets
- Orange, Apple, Kiwi, Grapefruit, Hawthorn varieties

Rougemont Juice Nectars

- Rich fruit taste and mouth feel
- Strong health associations
- Target consumers = women and men
- Distribution primarily in restaurants
- Strawberry, Peach, Apricot & Orange flavours


新包装
新上市!

Great Lakes Distribution

Great Lakes Distribution in China


Locations of provinces, autonomous regions and municipalities.
Heilongjiang
Jilin
Liaoning
Xinjiang
Gansu
Inner Mongolia
BEIJING
Tianjin
Ningxia
Shanxi
Shandong
Qinghai
Shaanxi
Henan
Jiangsu
Tibet
Sichuan
Anhui
Shanghai
Zhejiang
Jiangxi
Hunan
Guizhou
Fujian
Yunnan
Guangxi
Taiwan
Guangdong
Hong Kong
Islands of South China Sea
Hainan
Islands of South China Sea

- **Beijing and Shanghai**
  - Direct sales by GL sales reps
  - Direct delivery by GL local logistics staff
  - Low sales costs, high level of service
  - Excellent retail relationships – especially foreign hypermarkets, modern retail.
  - Tight control of accounts receivable
  - Small manageable teams

- **60 Cities utilising a strong wholesale network**
  - Cash on order
  - No return of product
  - Generally one wholesaler per city

SEC. NO. 82-5068

DMPL and Great Lakes Synergies

Benefits to DMPL

- Access to China's temperate fruits (e.g. apples)
- Source for apple product exports in bulk and private label consumer products
- Entry to China market (growing modern retail formats)
- Broaden Asian market coverage
- Additional leg for growth

Benefits to Great Lakes

- Tap into DMPL's global distribution network
- Access to international customer base
- Access to Del Monte's strong fruit experience
- Solid financial backing

Outlook

- Great Lakes not expected to have a material impact on net profit in the short to medium term, but anticipated to contribute meaningfully to the Group in the longer term

India: Leading Exporter of Processed Mango



Red denotes mango growing areas

Mango Production

- **India accounts for 50% of the total world production of mangoes**
  - China: 11%
  - Rest of the World: 35%
- **India produces about 11m tons of mangoes on 1.2m hectares**
  - This represents about 23% of India's total fruit production
- **The biggest export is puree and India is the world's largest exporter of mango puree**

Excellence in Global Export of Processed Fruits



North America
Western Europe
Russia & Eastern Europe
Middle East
Asia
Australia
DMPL
China
Apple
India
Mango
Phils
Pineapple
Synergies
Synergies
Synergies

SEC. NO. 82-5068

First Half 2004

In US$m	1H03	**1H04**	Change
Turnover	84.0*	**82.5**	↓ **2%**
EBITDA	16.9	**17.1**	↑ **1%**
PBIT	14.3	**14.3**	**-**
Net Profit	13.4	**11.6**	↓ **13%**
EPS (US cents)	1.25	**1.08**	↓ **13%**
Dividend Per Share (US cents)	0.41	**0.54**	↑ **32%**
Operating Cash Flow	0.6	**12.2**	↑ **n/m**
Net Cash/(Debt)	(8.4)	**17.1**	↑ **n/m**

* Restated due to change in definition of mass displays. Please refer to Management Discussion and Analysis Report page 4.

Outlook for 2004

- Prices for processed products in North America and fresh fruits in Asia to remain soft
- Packaging and power costs to stay high
- Offset positive impact from processed products in Asia
- Overall, full year financial performance expected to be lower than that in 2003

Appendix

Second Quarter 2004 (S$)

In S$m	2Q 2003	**2Q 2004**	Change
Turnover	85.6*	**78.2**	↓ 9%
EBITDA	18.5	**16.0**	↓ 14%
PBIT	16.3	**13.6**	↓ 16%
Net Profit	14.9	**11.2**	↓ 25%
EPS (SG cents)	1.40	**1.04**	↓ 26%
Dividend Per Share (SG cents)	0.72	**0.92**	↑ 28%
Operating Cash Flow	7.7	**18.0**	↑ 134%
Net Cash/(Debt)	(14.7)	**29.1**	↑ n/m
S$: US$	1.75	**1.70**	↑ 3%

* Restated due to change in definition of mass displays. Please refer to Management Discussion and Analysis Report page 4.

First Half 2004 (S$)

In S$m	1H03	**1H04**	Change
Turnover	147.0*	**140.3**	↓ **5%**
EBITDA	29.5	**29.0**	↓ **2%**
PBIT	25.0	**24.3**	↓ **3%**
Net Profit	23.5	**19.8**	↓ **16%**
EPS (SG cents)	2.19	**1.84**	↓ **16%**
Dividend Per Share (SG cents)	0.72	**0.92**	↑ **28%**
Operating Cash Flow	1.0	**20.8**	↑ **n/m**
Net Cash/(Debt)	(14.7)	**29.1**	↑ **n/m**
S$: US$ for P&L	1.75	**1.70**	↑ **3%**

* Restated due to change in definition of mass displays. Please refer to Management Discussion and Analysis Report page 4.

Great Lakes Acquisition

- DMPL acquired 89% of Abpak Co. Ltd., the Hong Kong parent company of Great Lakes, for US$6.3m
- Of that amount, US$4.3m to buy out existing shareholders and US$2m to subscribe to new shares
- Entirely financed by internal cash reserves
- DMPL to provide assistance to secure additional working capital of US$2.5 million
- Remaining 11% stake subject to put option after 2 years at the same cost/share plus annual accrued interest of 3.3%

Share Price Performance


Base = 100
115
110
105
100
95
90
85
DMPL Share Price Index
Straits Times Index
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04

Del Monte Pacific Share Price and Volume


Volume (in m shares)
Share Price (S$)
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04

SEC. NO. 82-5068

RECEIVED
2004 AUG 17 A 8:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SEC. NO. 82-5068

MASNET No. 20 OF 05.08.2004
Announcement No. 20

DEL MONTE PACIFIC LIMITED

Management Discussion and Analysis of Unaudited Financial Condition and Results of Operations for the Second Quarter Ended 30 June 2004

DMPL 2Q04 MDA FINAL.p

Submitted by Yvonne Choo, Company Secretary on 05/08/2004 to the SGX

SEC. NO. 82-5068

Del Monte Pacific Limited

Management Discussion and Analysis of Unaudited Financial Condition and Results of Operations for the Second Quarter Ended 30 June 2004

CONTENTS **Page**

For enquiries, please contact:

Jennifer Luy
Del Monte Pacific Limited
Tel: (65) 6228 9702
Fax: (65) 6221 9477
HP: (65) 9824 6765
jluy@delmontepacific.com

DEL MONTE PACIFIC 2Q RESULTS IMPACTED BY HIGHER COSTS

- **2Q sales down 6% to US$46m on lower North America sales and soft fresh fruit prices**
- **2Q net profit down 23% to US$6.6m mainly due to higher costs**
- ***Much stronger cash position - US$17m up from net debt of US$8m at June 2003***
- **Higher interim dividend - 0.54 US cent/share (0.92 SG cent/share) representing 50% payout of 1H profit**
- **Great Lakes acquisition in China completed**

Singapore, 5 August 2004 – Mainboard-listed Del Monte Pacific Limited (Bloomberg: DELM SP, Reuters: DMPL.SI) announced second quarter turnover declined by 6% to US$46 million versus the same quarter last year, while net profit fell 23% to US$6.6 million from US$8.5 million.

In Europe/North America, turnover slightly declined by 1% as lower volume and prices in North America more than offset the strong performance in Europe. Asia sales dropped by 8% mainly due to sharply lower prices for fresh pineapples.

In terms of product categories, beverage turnover rose 4% driven by strong prices for pineapple juice concentrate. However, this was overshadowed by a 5% decline in processed product turnover on the back of lower volume and prices, and a 42% drop in non-processed turnover as a result of soft fresh pineapple prices and weak cattle volume.

Gross margin declined to 27.3% from 30.5% in the same quarter last year due to lower fresh pineapple prices, lower prices in North America and higher packaging costs, primarily tinplate. PBIT fell 14% to US$8 million from US$9.3 million due to the aforementioned factors, partially offset by delayed marketing expenses and lower other operating expenses (please refer to "Other operating expenses" on page 8 of the report).

Lower second quarter results offset the small gains in the first quarter, leading to lower sales and net profit for the first half of 2004. Turnover for the first half was US$82.5 million, 2% down versus the same period last year while net profit fell 13% to US$11.6 million from US$13.4 million.

The Group generated an operating cash flow of US$12.2 million for the first half of 2004, up from US$0.6 million in the prior year period due to working capital management. Inventories at end-June were down 18% versus the same period last year due to lower stock of packaging materials and finished goods. Trade debtors declined by 26% due to lower turnover and the timing of sales. The Group strengthened its net cash position to US$17.1 million from a net debt of US$8.4 million as at 30 June 2003, due to reduced working capital and significantly lower capital expenditures.

The Board declared an interim dividend of 0.54 US cent (US$0.0054) per share, representing a 50% payout of the Group's net profit in the first half of 2004. The Company has a stated dividend policy of paying a minimum of 33% of full year profit.

As announced on 20 July 2004 in the Revised Business Outlook statement, the Group anticipates that its full year 2004 performance will be lower than that in 2003. In the second half, price adjustments by a major overseas customer under the terms of a long term supply agreement (reflected as lower prices in North America), weak prices of fresh fruits in Asia, and high packaging and power costs are expected to more than offset the positive impact from processed products in Asia. Management is focused on addressing these issues and on taking measures to minimise any future financial impact.

As announced on 9 July 2004, the Group completed the acquisition of China-based premium fruit juice producer, Great Lakes Fresh Foods and Juice Company Ltd (Great Lakes). Great Lakes, with net sales of US$8.1 million in 2003, is a leading player in the 100%-juice market in China through its flagship Great Lakes brand. While Great Lakes is not forecast to have a material impact on net profit in the short to medium term, the Group expects the acquisition will contribute meaningfully in the longer term.

FINANCIAL HIGHLIGHTS – SECOND QUARTER 2004

Amounts in US$'000 unless otherwise stated[1]	For the three months ended 30 June		YoY Change	For the six months ended 30 June		YoY Change
	2004	2003	(%)	2004	2003	(%)
Turnover[2]	**46,010**	48,936	(6.0)	**82,500**	83,997	(1.8)
Gross profit[2]	**12,541**	14,928	(16.0)	**22,050**	24,600	(10.4)
Gross profit margin (%)	***27.3***	*30.5*	*(3.2 ppt)*	***26.7***	*29.3*	*(2.6 ppt)*
EBITDA	**9,386**	10,551	(11.0)	**17,055**	16,883	1.0
EBITDA margin (%)	***20.4***	*21.6*	*(1.2 ppt)*	***20.7***	*20.1*	*0.6 ppt*
PBIT	**8,013**	9,287	(13.7)	**14,279**	14,274	0.0
PBIT margin (%)	***17.4***	*19.0*	*(1.6 ppt)*	***17.3***	*17.0*	*0.3 ppt*
Net profit	**6,566**	8,536	(23.1)	**11,628**	13,406	(13.3)
Net profit margin (%)	**14.3**	17.4	*(3.1 ppt)*	**14.1**	*16.0*	*(1.9 ppt)*
EPS (US cents)	**0.61**	0.80	(23.1)	**1.08**	1.25	(13.3)
Net cash/(debt)	**17,134**	(8,376)	n/m	**17,134**	(8,376)	n/m
Cash flow from operations	**10,560**	4,384	140.9	**12,230**	561	n/m
Capital expenditure	**240**	1,880	(87.2)	**1,105**	4,665	(76.3)
Dividend per share (US cents)	**0.54**	0.41	31.7	**0.54**	0.41	31.7

[1] *The Company's reporting currency is US dollars. See Notes to the Financial Statements number 1 for the Singapore-dollar equivalent table.*

[2] *Turnover and gross profit for the prior periods were restated due to a change in definition of mass displays. These were previously treated as indirect promotions and classified under advertising and promotions. These are currently treated as direct promotions and netted out of turnover.*

n/m – not meaningful

REVIEW OF OPERATING PERFORMANCE FOR SECOND QUARTER 2004

Group turnover for the second quarter declined by 6% to US$46 million from US$48.9 million mainly due to soft sales of non-processed products and lower volume of processed products.

The Group's gross profit margin declined by 3.2 percentage points to 27.3% from 30.5% due to lower fresh pineapple prices and higher product costs resulting from rising packaging costs.

PBIT declined by 14% to US$8 million from US$9.3 million due to lower turnover and higher product costs, offset by delayed marketing expenses and lower other operating expenses.

Net profit for the second quarter fell 23% to US$6.6 million from US$8.5 million due to lower PBIT, higher interest and tax expenses.

The core products - processed products and beverages - which accounted for 95% of total turnover in the second quarter, declined by 3% largely due to a 3% decrease in volume. The strong beverage sales, with turnover up 4% and PBIT up 26% on higher pricing, was overshadowed by processed products where turnover and PBIT were down 5% and 22%, respectively.

Non-processed products - mainly the non-core cattle business and fresh pineapples sold only in Asia - which accounted for 5% of total turnover in the second quarter, dropped by 43% due to a 57% drop in fresh pineapple prices and 50% lower cattle volume. With lower turnover and higher product costs, this segment registered a loss of US$0.1 million.

Asia contributed 65% of Group turnover. Turnover in Asia decreased by 8% with core products down 4% due to a 4% decrease in prices, and the non-processed products down 43%.

As a result of sharply lower prices for fresh pineapples coupled with higher product costs, PBIT in Asia declined by 11% to US$5 million from US$5.6 million.

Turnover for Europe/North America, which accounted for 35% of total turnover, decreased marginally by 1%. The strong sales in Europe, led by pineapple solids and pineapple juice concentrate, were offset by lower sales in North America.

PBIT for Europe/North America was lower by 17% at US$3 million compared to US$3.7 million in the same quarter last year on account of lower sales and higher product costs.

The lower second quarter results offset the small gains in the first quarter, leading to lower sales and PBIT for the first half of 2004. First half turnover decreased slightly by 2% to US$82.5 million. Gross profit margin declined to 26.7% from 29.3% impacted by lower pricing of processed products and higher product costs. PBIT was steady at US$14.2 million compared to the same period last year.

The core product turnover for the first half increased marginally by 1% on the back of a 3% increase in volume. Non-core product turnover declined by 28% due to a 42% fall in cattle volume and 25% drop in fresh pineapple prices.

Sales in Asia for the first half were US$53.5 million, 3% lower than the same period last year. However, PBIT increased by 21% to US$9.8 as delayed marketing expenses in the Philippine market and lower other operating expenses offset the lower sales and higher costs.

Sales in Europe/North America for the first half were flat at US$29 million. The strong sales in Europe were offset by lower sales in North America. However, PBIT fell 27% to US$4.5 million versus US$6.2 million in the same period last year due to higher products costs.

The operating cash flow for the second quarter increased to US$10.6 million from US$4.4 million in the same quarter last year due to working capital management. For the first half, it was US$12.2 million versus US$0.6 million last year. Inventories at the end of June were lower by 18% compared to the same period last year due to lower stock of packaging materials and finished goods. Trade debtors decreased by 26% due to lower turnover and timing of sales.

The Group reported a healthy net cash position of US$17.1 million versus a net debt of US$8.4 million as of 30 June 2003. Capital expenditures in the second quarter of 2004 decreased by 87% to US$0.2 million from US$1.9 million as planned major capital projects had been completed.

VARIANCE FROM PROSPECT STATEMENT

We reported the first quarter 2004 results on 29 April 2004 with this Business Outlook statement: "Barring unforeseen circumstances, the Group anticipates that its financial performance for the Full Year 2004 will be comparable or slightly better than the results achieved in Full Year 2003". Following recent unanticipated events, particularly the price adjustments by a major overseas customer under the terms of a long term supply agreement, we issued a Revised Business Outlook statement on 20 July 2004: "It is anticipated that the Company's consolidated net profit for the first half ending 30 June 2004 and for the full year 2004 will be lower than that for the same periods in 2003." The second quarter results were lower than earlier expectations, but consistent with the Revised Business Outlook statement.

BUSINESS OUTLOOK

As announced on 20 July 2004, the Group anticipates that its full year 2004 performance will be lower than that in 2003. In the second half, price adjustments by a major overseas customer (reflected as lower prices in North America), weak prices of fresh fruits in Asia, and high packaging and power costs are expected to more than offset the positive impact from processed products in Asia. Management is focused on addressing these issues and on taking measures to minimise any future financial impact.

REVIEW OF TURNOVER AND PBIT

1. By geographical segments

In US$'000	Turnover			PBIT		
	For the three months ended 30 June		YoY Change	For the three months ended 30 June		YoY Change
	2004	2003 (Restated)	(%)	2004	2003	(%)
Asia	**30,000**	32,730	(8.3)	**4,979**	5,613	(11.3)
Europe/North America	**16,010**	16,206	(1.2)	**3,034**	3,674	(17.4)
Total	**46,010**	48,936	(6.0)	**8,013**	9,287	(13.7)

In US$'000	Turnover			PBIT		
	For the six months ended 30 June		YoY Change	For the six months ended 30 June		YoY Change
	2004	2003 (Restated)	(%)	2004	2003	(%)
Asia	**53,499**	55,057	(2.8)	**9,760**	8,077	20.8
Europe/North America	**29,001**	28,940	0.2	**4,519**	6,197	(27.1)
Total	**82,500**	83,997	(1.8)	**14,279**	14,274	0.0

See Notes to the Financial Statements number 4 for more details.

Asia

Turnover in Asia, accounting for 65% of Group turnover, declined by 8% to US$30 million from US$32.7 million due to lower sales of both core and non-core products. Core product turnover in the region declined by 4% due to a 4% decrease in prices while non-core product turnover dropped as a result of lower cattle volume and weak fresh pineapple prices.

Amidst a weak economy and competitive landscape, core product turnover in the Philippines remained flat in local currency terms but declined by 5% in US dollar terms due to the 5% depreciation of the Peso.

Overall, PBIT for the region declined by 11% to US$5 million from US$5.6 million mainly due to significantly lower pricing of fresh pineapples coupled with higher product costs.

For the first half, despite a turnover decrease of 3% to US$53.5 million, PBIT increased by 21% to US$9.8 million from US$8.1 million. This was mainly due to delayed marketing expenses in the Philippine market and lower other operating expenses.

Europe/North America

Turnover in Europe/North America, comprising 35% of Group turnover, decreased marginally by 1% to US$16 million from US$16.2 million. The increase in sales in Europe, led by pineapple solids and pineapple juice concentrate, was offset by lower sales in North America on lower volume and prices.

PBIT for Europe/North America decreased by 17% to US$3 million from US$3.7 million on account of lower sales and higher product costs.

For the first half, turnover was flat at US$29 million while PBIT fell 27% to US$4.5 million versus US$6.2 million in the same period last year.

2. By business segments

In US$'000	Turnover			PBIT		
	For the three months ended 30 June		YoY Change	For the three months ended 30 June		YoY Change
	2004	2003	(%)	2004	2003	(%)
Processed Products	**31,255**	32,959	(5.2)	**4,889**	6,280	(22.1)
Beverages	**12,442**	11,955	4.1	**3,258**	2,589	25.8
Non-processed Products	**2,313**	4,022	(42.5)	**(134)**	418	n/m
Total	**46,010**	48,936	(6.0)	**8,013**	9,287	(13.7)

In US$'000	Turnover			PBIT		
	For the six months ended 30 June		YoY Change	For the six months ended 30 June		YoY Change
	2004	2003	(%)	2004	2003	(%)
Processed Products	**55,370**	57,709	(4.1)	**9,006**	10,525	(14.4)
Beverages	**22,316**	19,604	13.8	**5,173**	3,581	44.5
Non-processed Products	**4,814**	6,684	(28.0)	**100**	168	(40.5)
Total	**82,500**	83,997	(1.8)	**14,279**	14,274	0.0

See Notes to the Financial Statements number 4 for more details.

Processed Products

Processed products, our largest product category, contributed 68% of Group turnover in the second quarter of 2004. This segment comprises of processed fruits (pineapple solids and tropical mixed fruits), tomato-based and other processed products such as pasta and condiments.

Turnover of processed products declined by 5% to US$31.3 million from US$33 million due to a 3% decrease in volume and a 2% decline in prices. The 10% increase in sales of mixed fruits was offset by lower sales of the other product categories.

PBIT for processed products decreased by 22% to US$4.9 million from US$6.3 million as a result of lower volume and prices, as well as increased product costs.

For the first half, turnover decreased by 4% to US$55.4 million from US$57.7 million due to a 4% decrease in price. PBIT fell 14% to US$9 million from US$10.5 million on lower turnover and higher product costs.

Beverages

Beverages consist of juices, juice drinks and pineapple juice concentrate. This segment accounted for 27% of Group turnover.

Turnover for this segment grew by 4% to US$12.4 million from US$12 million on the back of a 6% price increase. This improvement was mainly driven by pineapple juice concentrate, whose volume and price improved by 2% and 16%, respectively.

As a result of these favourable factors, PBIT for this segment improved by 26% to US$3.3 million from US$2.6 million.

For the first half, turnover increased by 14% to US$22.3 million and PBIT improved by 45% to US$5.2 million versus the same period last year largely driven by strong pineapple juice concentrate sales.

Non-processed Products

Accounting for 5% of Group turnover, non-processed products consist mainly of the non-core cattle business and fresh pineapples, both sold only in Asia. The cattle operation is used for the disposal of pineapple pulp.

Turnover for this segment declined by 43% to US$2.3 million from US$4 million as a result of a 50% decline in cattle volume and 57% drop in fresh pineapple prices.

PBIT for this segment posted a loss of US$0.1 million from an income of US$0.4 million in the same period last year primarily due to weak prices of fresh pineapples and higher product costs.

For the first half, turnover decreased by 28% to US$4.8 million while PBIT dropped by 41% to US$0.1 million.

REVIEW OF COST OF GOODS SOLD AND OPERATING EXPENSES

% of Turnover	For the three months ended 30 June		For the six months ended 30 June	
	2004	**2003**	**2004**	**2003**
Cost of Goods Sold	**72.7**	69.5	**73.3**	70.7
Distribution & Selling Expenses	**5.9**	7.3	**5.8**	7.8
Other Operating Expenses	**2.5**	2.9	**2.0**	2.8

Cost of Goods Sold
Cost of goods sold as a percentage of turnover increased to 72.7% from 69.5% due to higher product costs arising from higher packaging costs, primarily tinplate. For the first half, cost of goods sold as a percentage of turnover increased to 73.3% from 70.7% for the same reasons as those for the second quarter.

Distribution & Selling Expenses
Distribution & selling expenses as a percentage of turnover decreased slightly to 5.9% from 7.3%. *Distribution and selling expenses for the quarter decreased by 25% to US$2.7 million from* US$3.6 million primarily due to delayed marketing in the Philippine market. For the first half, distribution and selling expenses as a percentage of turnover decreased to 5.8% from 7.8%.

Other Operating Expenses
Other operating expenses as a percentage of turnover decreased slightly to 2.5% from 2.9%. Other operating expenses decreased to US$1.1 million from US$1.4 million due to lower incentive accrual and higher scrap income which was slightly offset by an unfavourable IAS 41 adjustment and inventory provision. For the first half, other operating expenses as a percentage of turnover decreased to 2% from 2.8%.

As shown below, IAS 41 adjustment for the quarter was US$0.4 million versus US$0.04 million in the same period last year. IAS 41 requires the Company to revalue biological assets at fair value less point-of-sale costs. The relatively large fluctuations in cattle prices can significantly affect the carrying value of this asset and thus impact the income statement.

In US$'000	For the three months ended 30 June		YoY Change	For the six months ended 30 June		YoY Change
	2004	**2003**	**(%)**	**2004**	**2003**	**(%)**
Other operating expenses (before IAS 41)	**716**	1,378	(48.0)	**1,793**	2,422	(26.0)
Changes in fair value of livestock and harvested pineapples that remain unsold as at the end of the period	**419**	37	1,032.4	**(142)**	(67)	111.9
Other operating expenses (after IAS 41)	**1,135**	1,415	(19.8)	**1,651**	2,355	(29.9)

REVIEW OF GROUP ASSETS AND LIABILITIES

Extract of Accounts with Significant Variances	**As at**		
US$'000	**30 June 2004**	**30 June 2003**	**31 Dec 2003**
Inventories	**44,626**	54,426	41,529
Biological assets	**35,405**	36,903	34,234
Trade debtors	**10,266**	13,850	20,672
Other debtors, deposits and prepayments	**7,052**	8,659	6,806
Due from affiliated companies (trade)	**5,461**	3,410	3,825
Other creditors and accruals	**12,613**	12,656	16,579

Inventories
Inventories decreased compared to the same period last year due to lower stock of packaging materials, particularly tinplate, cans and labels, coupled with higher inventory provisions. Inventories at year-end are generally lower as a result of higher sales in fourth quarter on account of the festive season.

Biological assets
Biological assets consist of deferred growing crops and livestock. Biological assets decreased compared to the same quarter last year due to fewer cattle, lower purchase cost of cattle and lower deferred growing crop costs. However, biological assets were higher than year-end 2003 because of higher deferred growing crop costs brought about by land preparation.

Trade debtors
Trade debtors decreased compared to the same quarter last year due to lower sales in North America and lower fresh fruit sales. Trade debtors generally increase at year-end due to strong sales in the fourth quarter.

Other debtors, deposits and prepayments
Other debtors, deposits and prepayments decreased compared to the same quarter last year due to lower value added tax claims. However, it increased slightly versus year-end 2003 to US$7 million from US$6.8 million.

Due from affiliated companies (trade)
Due from affiliated companies increased significantly compared to the same period last year and year-end 2003 due to higher sales to Europe.

Other creditors and accruals
Other creditors and accruals decreased slightly versus the same period last year. It decreased compared to year-end 2003 mainly due to lower accrual and timing of payments to suppliers.

SHARE CAPITAL

Ordinary shares issued and fully paid-up share capital	As at 30 June 2004	As at 30 June 2003	As at 31 Dec 2003
Number of shares	**1,074,429,194**	1,071,629,194	1,072,079,194
Share capital (US$'000)	**10,744**	10,716	10,721

A total of 2,350,000 options were exercised for the six months ended 30 June 2004 (2,200,000 in the second quarter) and new shares were issued as a result thereof. As at 30 June 2004, the total number of outstanding share options was 16,262,694 (31 December 2003: 19,545,265). A total of 932,571 options lapsed since 31 December 2003.

CASH FLOW AND LIQUIDITY

Cash flow in US$'000	
Net cash for the period ended 31 March 2004	19,901
Net cash from operating activities	10,560
Capital expenditure	(240)
Proceeds from disposal of fixed assets	15
Dividend payment	(13,748)
Proceeds from exercise of share options	639
Effect of exchange rate changes	7
Net cash for the period ended 30 June 2004	17,134

Liquidity in US$'000	30 June 2004	30 June 2003	31 Dec 2003
Gross borrowings	**30,077**	28,767	31,276
Current	**30,077**	28,767	31,276
Secured	-	-	-
Unsecured	**30,077**	28,767	31,276
Non-current	-	-	-
Secured	-	-	-
Unsecured	-	-	-
Less: Cash and bank balances	**47,211**	20,391	50,510
Net cash (debt)	**17,134**	(8,376)	19,234

The Group's net cash (cash and bank balances less borrowings) amounted to US$17.1 million as at 30 June 2004, compared to a net debt of US$8.4 million as at 30 June 2003 due to better working capital management and significantly lower capital expenditures. The Group's net cash as at 30 June 2004 decreased compared to year-end 2003 due to payment of cash dividend in the second quarter of 2004.

CAPITAL EXPENDITURE

In the second quarter of 2004, capital expenditure decreased by 87% to US$0.2 million from US$1.9 million as major capital projects had been completed. The key projects for the quarter were:

- Reconditioning of various plantation equipment to extend service lives
- Replacement of deep wells to ensure adequate water supply

In US$'000	For the three months ended 30 June 2004	2003
Capex	**240**	1,880
Depreciation	**1,289**	1,248

DIVIDENDS

The Directors have declared an interim dividend of 0.54 US cent (US$0.0054) representing a 50% payout of first half net profit of US$11.6 million.

Dividends	**For the six months ended 30 June**	
	2004	**2003**
Name of dividend	**Interim Ordinary**	Interim Ordinary
Type of dividend	**Cash**	Cash
Rate of dividend	**0.54 US cent per ordinary share (tax not applicable)**	0.41 US cent per ordinary share (tax not applicable)
Par value of shares	**US$0.01**	US$0.01
Tax rate	**Nil**	Nil
Book closure date	**24 August 2004***	4 September 2003
Payable date	**7 September 2004**	25 September 2003

* Notice is hereby given that the Share Transfer Books and Register of Members of the Company will be closed on 24 August 2004 for the preparation of dividend warrants. Registrable share transfers received by the Company's Share Transfer Agent, Lim Associates (Pte) Ltd, 10 Collyer Quay #19-08, Ocean Building, Singapore 049315 by 5.00 pm on 23 August 2004 will be registered before the entitlements to the dividends are determined.

DEL MONTE PACIFIC LIMITED
UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNTS

Amounts in US$'000	For the three months ended 30 June			For the six months ended 30 June		
	2004	**2003**	**%**	**2004**	**2003**	**%**
Turnover	**46,010**	48,936	(6.0)	**82,500**	83,997	(1.8)
Cost of sales	**(33,469)**	(34,008)	(1.6)	**(60,450)**	(59,397)	1.8
Gross profit	**12,541**	14,928	(16.0)	**22,050**	24,600	(10.4)
Distribution and selling expenses	**(2,700)**	(3,580)	(24.6)	**(4,752)**	(6,575)	(27.7)
General and administration expenses	**(685)**	(705)	(2.8)	**(1,360)**	(1,419)	(4.2)
Other operating expenses	**(1,135)**	(1,415)	(19.8)	**(1,651)**	(2,355)	(29.9)
Profit from operations	**8,021**	9,228	(13.1)	**14,287**	14,251	0.3
Financial income	**212**	482	(56.0)	**408**	628	(35.0)
Financial expense	**(876)**	(562)	55.9	**(1,590)**	(797)	99.5
Profit before taxation	**7,357**	9,148	(19.6)	**13,105**	14,082	(6.9)
Taxation	**(791)**	(612)	29.2	**(1,477)**	(676)	118.5
Net profit attributable to shareholders	**6,566**	8,536	(23.1)	**11,628**	13,406	(13.3)
Notes:						
Depreciation and amortisation	**(1,365)**	(1,323)	3.2	**(2,768)**	(2,632)	5.2
Financial income comprise the following:						
Interest income	**212**	423	(49.9)	**408**	605	(32.6)
Foreign exchange gain	**-**	59	(100.0)	**-**	23	(100.0)
	212	482	(56.0)	**408**	628	(35.0)
Financial expense comprise the following:						
Interest expense	**(868)**	(562)	54.4	**(1,582)**	(797)	98.5
Foreign exchange loss	**(8)**	-	n/m	**(8)**	-	n/m
	(876)	(562)	55.9	**(1,590)**	(797)	99.5

Earnings per ordinary share in US cents	For the three months ended 30 June		For the six months ended 30 June	
	2004	**2003**	**2004**	**2003**
Earnings per ordinary share based on net profit attributable to shareholders:				
(i) Based on existing issued share capital	**0.61**	0.80	**1.08**	1.25
(ii) On a fully diluted basis	**0.61**	0.80	**1.08**	1.25

DEL MONTE PACIFIC LIMITED
BALANCE SHEETS

Amounts in US$'000	Group			Company		
	30 June 2004 Unaudited	30 June 2003 Unaudited	31 Dec 2003 Audited	30 June 2004 Unaudited	30 June 2003 Unaudited	31 Dec 2003 Audited
EQUITY						
Share capital	**10,744**	10,716	10,721	**10,744**	10,716	10,721
Share premium	**66,595**	65,815	65,936	**66,734**	65,954	66,075
Translation reserves	**(68,304)**	(64,867)	(67,665)	-	-	-
Revenue reserves	**138,171**	127,895	140,291	**(1,446)**	16	676
	147,206	139,559	149,283	**76,032**	76,686	77,472
ASSETS LESS LIABILITIES						
Fixed assets	**46,706**	50,222	48,719	-	-	-
Subsidiaries	-	-	-	**10,149**	10,149	10,149
Intangible assets	**9,164**	9,467	9,316	-	-	-
Other assets	**8,016**	8,050	6,033	-	-	-
Current assets						
Inventories	**44,626**	54,426	41,529	-	-	-
Biological assets *	**35,405**	36,903	34,234	-	-	-
Trade debtors	**10,266**	13,850	20,672	-	-	-
Other debtors, deposits and prepayments	**7,052**	8,659	6,806	**179**	123	-
Due from subsidiaries (non-trade)	-	-	-	**80,196**	80,325	80,139
Due from affiliated companies (trade)	**5,461**	3,410	3,825	-	-	-
Due from affiliated companies (non-trade)	-	-	-	-	-	-
Short-term deposits	**46,932**	19,985	46,030	-	-	-
Cash and bank balances	**279**	406	4,480	**13**	4	6
	150,021	137,639	157,576	**80,388**	80,452	80,145

* Biological assets consist of deferred growing crops and livestock.

DEL MONTE PACIFIC LIMITED
BALANCE SHEETS (CONTINUED)

Amounts in US$'000	Group			Company		
	30 June 2004 Unaudited	**30 June 2003 Unaudited**	**31 Dec 2003 Audited**	**30 June 2004 Unaudited**	**30 June 2003 Unaudited**	**31 Dec 2003 Audited**
Current liabilities						
Trade creditors	**8,315**	7,881	8,827	-	-	-
Other creditors and accruals	**12,613**	12,656	16,579	**171**	136	467
Due to subsidiaries (non-trade)	-	-	-	**14,334**	13,779	12,355
Short-term borrowings (unsecured)	**30,077**	28,767	31,276	-	-	-
Provision for taxation	**393**	52	732	-	-	-
	51,398	49,356	57,414	**14,505**	13,915	12,822
Net current assets	**98,623**	88,283	100,162	**65,883**	66,537	67,323
Non-current liabilities						
Due to an affiliated company (non-trade)	**(7,606)**	(7,956)	(7,497)	-	-	-
Deferred tax liabilities	**(7,697)**	(8,507)	(7,450)	-	-	-
	147,206	139,559	149,283	**76,032**	76,686	77,472

Net asset value per ordinary share in US cents	Group		Company	
	30 June 2004 Unaudited	**31 Dec 2003 Audited**	**30 June 2004 Unaudited**	**31 Dec 2003 Audited**
Net asset value per ordinary share	**13.70**	13.93	**7.08**	7.23

DEL MONTE PACIFIC LIMITED
UNAUDITED STATEMENTS OF CHANGES IN EQUITY

THE GROUP

Amounts in US$'000	**Share capital**	**Share premium**	**Translation reserves**	**Revenue reserves**	**Total**
As at 1 January 2003	10,716	65,815	(64,360)	131,207	143,378
As at 1 April 2003	10,716	65,815	(64,771)	136,076	147,836
Currency translation differences	-	-	(96)	-	(96)
Net gains and losses not recognised in profit and loss account	-	-	(96)	-	(96)
Net profit attributable to shareholders	-	-	-	8,536	8,536
Dividends	-	-	-	(16,717)	(16,717)
As at 30 June 2003	10,716	65,815	(64,867)	127,895	139,559
As at 1 January 2004	10,721	65,936	(67,665)	140,291	149,283
As at 1 April 2004	10,722	65,978	(68,334)	145,353	153,719
Currency translation differences	-	-	30	-	30
Net gains and losses not recognised in profit and loss account	-	-	30	-	30
Shares issued under share option plan	22	617	-	-	639
Net profit attributable to shareholders	-	-	-	6,566	6,566
Dividends	-	-	-	(13,748)	(13,748)
As at 30 June 2004	10,744	66,595	(68,304)	138,171	147,206

THE COMPANY

Amounts in US$'000	**Share capital**	**Share Premium**	**Revenue Reserves**	**Total**
As at 1 January 2003	10,716	65,954	524	77,194
As at 1 April 2003	10,716	65,954	17,072	93,742
Net profit attributable to shareholders	-	-	(339)	(339)
Dividends	-	-	(16,717)	(16,717)
As at 30 June 2003	10,716	65,954	16	76,686
As at 1 January 2004	10,721	66,075	676	77,472
As at 1 April 2004	10,722	66,117	12,860	89,699
Shares issued under share option plan	22	617	-	639
Net loss attributable to shareholders	-	-	(558)	(558)
Dividends	-	-	(13,748)	(13,748)
As at 30 June 2004	10,744	66,734	(1,446)	76,032

DEL MONTE PACIFIC LIMITED
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

Amounts in US$'000	**For the three months ended 30 June**		**For the six months ended 30 June**	
	2004	**2003**	**2004**	**2003**
Cash flows from operating activities				
Net Profit attributable to shareholders	**6,566**	8,536	**11,628**	13,406
Adjustments for:				
Depreciation and amortisation	**1,365**	1,323	**2,768**	2,632
Provision for asset impairment	**(3)**	-	**(7)**	-
Provision for inventory obsolescence	**188**	-	**831**	-
Provision for doubtful debts	**71**	10	**74**	19
Provision for deferred income tax	**143**	263	**325**	320
(Gain) on disposal of fixed assets	**(14)**	(16)	**(79)**	(21)
Operating profit before working capital changes	**8,316**	10,116	**15,540**	16,356
Decrease (increase) in:				
Other assets	**(581)**	(1,478)	**(1,983)**	(2,699)
Inventories	**(485)**	(2,616)	**(3,908)**	(13,229)
Biological assets	**685**	793	**(1,171)**	(209)
Trade debtors	**2,575**	(3,736)	**10,342**	5,699
Other debtors, deposits and prepayments	**1,673**	393	**(246)**	(3,023)
Increase (decrease) in:				
Trade creditors, other creditors and accruals	**1,015**	(2,688)	**(4,478)**	(4,470)
Due from (to) affiliated companies (trade and non-trade)	**(1,975)**	4,545	**(1,527)**	3,223
Provision for taxation	**(663)**	(945)	**(339)**	(1,087)
Net cash from operating activities	**10,560**	4,384	**12,230**	561
Cash flows from investing activities				
Proceeds from disposal of fixed assets	**15**	17	**83**	24
Purchase of fixed assets	**(240)**	(1,880)	**(1,105)**	(4,665)
Net cash used in investing activities	**(225)**	(1,863)	**(1,022)**	(4,641)
Cash flows from financing activities				
Short-term borrowings	**(9,710)**	11,729	**(1,199)**	13,535
Proceeds from exercise of stock options	**639**	-	**682**	-
Dividends paid	**(13,748)**	(16,717)	**(13,748)**	(16,717)
Net cash used in financing activities	**(22,819)**	(4,988)	**(14,265)**	(3,182)
Effect of exchange rate changes on cash and cash equivalents	**7**	10	**(242)**	(184)
Net decrease in cash and cash equivalents	**(12,477)**	(2,457)	**(3,299)**	(7,446)
Cash and cash equivalents, beginning of period	**59,688**	22,848	**50,510**	27,837
Cash and cash equivalents, end of period	**47,211**	20,391	**47,211**	20,391

DEL MONTE PACIFIC LIMITED
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

Supplemental Disclosures of Cash Flow Information

Amounts in US$'000	**For the three months ended 30 June**		**For the six months ended 30 June**	
	2004	**2003**	**2004**	**2003**
(a) Cash paid (received) during the year, included in operating activities				
Interest expenses	**919**	399	**1,492**	589
Interest income	**(172)**	(382)	**(368)**	(564)
Income taxes	**1,309**	1,283	**1,481**	1,427
(b) Analysis of the balances of cash and cash equivalents				
Cash and bank balances	**279**	406	**279**	406
Short-term deposits	**46,932**	19,985	**46,932**	19,985
	47,211	20,391	**47,211**	20,391

NOTES TO THE FINANCIAL STATEMENTS

1. FINANCIAL HIGHLIGHTS IN SINGAPORE DOLLARS

Amounts in S$'000 unless otherwise stated	For the three months ended 30 June		YoY Change	For the six months ended 30 June		YoY Change
	2004	2003	(%)	2004	2003	(%)
Turnover	**78,217**	85,638	(8.7)	**140,250**	146,995	(4.6)
Gross profit	**21,320**	26,124	(18.4)	**37,485**	43,050	(12.9)
Gross profit margin (%)	***27.3***	*30.5*	*(3.2 ppt)*	***26.7***	*29.3*	*(2.6 ppt)*
EBITDA	**15,956**	18,464	(13.6)	**28,994**	29,545	(1.9)
EBITDA margin (%)	***20.4***	*21.6*	*(1.2 ppt)*	***20.7***	*20.1*	*0.6 ppt*
PBIT	**13,622**	16,252	(16.2)	**24,274**	24,980	(2.8)
PBIT margin (%)	***17.4***	*19.0*	*(1.6 ppt)*	***17.3***	*17.0*	*0.3 ppt*
Net profit	**11,162**	14,938	(25.3)	**19,768**	23,461	(15.7)
Net profit margin (%)	***14.3***	*17.4*	*(3.1 ppt)*	***14.1***	*16.0*	*(1.9 ppt)*
EPS (SG cents)	**1.04**	1.40	(25.7)	**1.84**	2.19	(16.0)
Net cash/(debt)	**29,128**	(14,658)	n/m	**29,128**	(14,658)	n/m
Cash flow from operations	**17,952**	7,672	134.0	**20,791**	982	n/m
Capital expenditure	**408**	3,290	(87.6)	**1,879**	8,164	(77.0)
Dividend per share (SG cents)	**0.92**	0.72	27.8	**0.92**	0.72	27.8

Note:
P&L S$/US$ conversion rate: 1.70 (2Q04 & 1H04) and 1.75 (2Q03 & 1H03).
Dividend S$/US$ conversion rate: 1.70 (Indicative rate 2Q04), 1.75 (Actual rate 2Q03).

2. AUDIT

Second quarter 2004 figures have neither been audited nor reviewed by the Group's auditors.

3. ACCOUNTING POLICIES

The accounting policies and methods of computation for the preparation of the financial statements for the quarter ended 30 June 2004 are consistent with those disclosed in the audited financial statements for the year ended 31 December 2003.

4. GROUP SEGMENTAL REPORTING

By business segments

For the six months ended 30 June 2004 In US$'000	Processed Products	Beverages	Non-Processed Products	Consolidated
Turnover	55,370	22,316	4,814	82,500
Profit from operations, representing segment result	9,011	5,176	100	14,287
Net foreign exchange gain	(5)	(3)	-	(8)
Profit before interest and taxation	9,006	5,173	100	14,279
Net interest expense	(744)	(410)	(20)	(1,174)
Profit before taxation	8,262	4,763	80	13,105
Taxation				(1,477)
Net profit attributable to shareholders				11,628
Segment assets	113,489	47,179	6,028	166,696
Unallocated assets				47,211
Consolidated total assets				213,907
Segment liabilities	21,171	6,592	771	28,534
Unallocated liabilities				38,167
Consolidated total liabilities				66,701
Capital expenditure	706	383	16	1,105
Depreciation	1,656	879	81	2,616
Amortisation	118	22	12	152
Non-cash expenses (net) other than depreciation and amortisation	784	321	39	1,144

For the six months ended 30 June 2003 in US$'000	Processed Products	Beverages	Non-Processed Products	Consolidated
Turnover	57,709	19,604	6,684	83,997
Profit from operations, representing segment result	10,507	3,576	168	14,251
Net foreign exchange gain	18	5	-	23
Profit before interest and taxation	10,525	3,581	168	14,274
Net interest expense	(141)	(48)	(3)	(192)
Profit before taxation	10,384	3,533	165	14,082
Taxation				(676)
Net profit attributable to shareholders				13,406
Segment assets	121,609	55,404	7,974	184,987
Unallocated assets				20,391
Consolidated total assets				205,378
Segment liabilities	21,793	5,993	707	28,493
Unallocated liabilities				37,326
Consolidated total liabilities				65,819
Capital expenditure	2,764	1,878	23	4,665
Depreciation	1,449	970	62	2,481
Amortisation	99	37	15	151
Non-cash expenses (net) other than depreciation and amortisation	273	50	(5)	318

By geographical segments

In US$'000	Turnover		Capital expenditure		Total assets	
	For the six months ended 30 June				As at 30 June	
	2004	2003 (Restated)	2004	2003	2004	2003
Asia	**53,499**	55,057	**1,105**	4,665	**213,907**	205,378
Europe/North America	**29,001**	28,940	**-**	-	**-**	-
Total	**82,500**	83,997	**1,105**	4,665	**213,907**	205,378

5. QUARTERLY TURNOVER AND PBIT BREAKDOWN

In US$'000	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04
Turnover	35,061	*48,936	*42,803	*72,435	36,490	**46,010**
PBIT	4,987	9,287	3,981	14,966	6,266	**8,013**
Net profit attributable to shareholders	4,870	8,536	3,399	13,392	5,062	**6,566**

*Restated

6. INTERESTED PERSON TRANSACTIONS

The aggregate value of interested person transactions conducted pursuant to shareholders' mandate obtained in accordance with Chapter 9 of the Singapore Exchange's Listing Manual was as follows:

In US$'000	For the three months ended 30 June		For the six months ended 30 June	
	2004	2003	2004	2003
Income				
Sales to Cirio Del Monte group	**6,893**	3,250	**11,797**	6,002
Sales to Macondray group	**592**	402	**1,229**	1,285
Financial income from Cirio Del Monte group	**40**	269	**40**	342
Sub-total	**7,525**	3,921	**13,066**	7,629
Expenses				
Purchases from Cirio Del Monte group	**-**	154	**286**	154
Purchases from Macondray group	**297**	539	**1,686**	1,678
Purchases from Waterloo Land and Livestock Co. Pty. Ltd. (WALLCO)	**-**	1,018	**2,283**	3,327
Financial expenses to Cirio Del Monte Group	**-**	-	**23**	-
Sub-total	**297**	1,711	**4,278**	5,159
Aggregate value	**7,822**	5,632	**17,344**	12,788

7. CONTINGENT LIABILITIES

The group is contingently liable with respect to lawsuits, tax assessments, and certain matters arising out of the normal course of business. Management believes that the resolution of these contingencies will not have a material effect on the results of operations or the financial condition of the group.

As at 30 June 2004, the group had outstanding letters of credit amounting to approximately US$0.2 million (2003: US$3.0 million).

A subsidiary, Del Monte Philippines Inc, has issued a corporate guarantee in favour of a bank for granting bank facilities totaling approximately US$11.0 million to another subsidiary, GTL Limited. As at year-end 2003 and 30 June 2004, GTL has not utilised the said bank facilities.

8. SUBSEQUENT EVENT

On 9 July 2004, the Company completed the acquisition of Great Lakes Fresh Foods and Juice Company Ltd ("Great Lakes"), a China-based premium fruit juice producer for an aggregate consideration of US$10.1 million. This includes the initial investment of US$6.3 million for an 89% stake in Abpak Company Ltd, a Hong Kong-based holding company, which owns 100% of Great Lakes. Of this amount, US$4.3 million will be utilised to purchase shares from existing Abpak shareholders, while the balance of US$2 million will be used to subscribe to new shares. The acquisition will be financed entirely by the Company's internal cash reserves. An offer for the remaining 11% interest will be made on the second anniversary of the Completion at the same price per share plus accrued annual interest at 3.3%. The terms of the acquisition also require the Company to provide assistance to secure additional working capital of US$2.5 million to enable Great Lakes to grow their business.

RISK MANAGEMENT

Group Assets

It is the Group's practice to assess annually with its insurance brokers the risk exposure relating to the assets of, and possible liabilities from, its operations. All insured assets are insured at current replacement values. Additions during the current year are automatically included with provision for inflation-protection. At the end of the financial year under review, all major risks were adequately covered, except where the premium costs were considered excessive in relation to the probability and extent of a loss.

Foreign Currency

In the normal course of business, the Group enters into transactions denominated in various foreign currencies. In addition, the Company and its subsidiaries maintain their respective books and accounts in their reporting currencies. As a result, the Group is subject to transaction and translation exposures resulting from currency exchange rate fluctuations. However, to minimise such foreign currency exposures, the Group uses forward exchange contracts, foreign currency borrowings and natural hedge. The Group has a natural hedge against US dollar fluctuations as our US dollar-denominated revenues generally exceed our US dollar-denominated costs. It is not the Group's policy to take speculative positions in foreign currencies. Existing forward exchange contracts cover present and future trade commitments as well as other liabilities.

Inflation

The Group's costs are affected by inflation, and its effects may continue to be felt in future periods. However, the Group has historically mitigated the impact of cost increases by actively controlling its overall cost structure and introducing productivity-enhancing measures.

Cash and Interest Rate Management

The Group's cash balances are placed with reputable global and major Philippine banks and financial institutions. They are also invested in short-term government securities. The Group manages its interest rate risk on its interest income by placing the cash balances with varying maturities and interest rate terms.

Credit Risk

The Group sells its products through major distributors and buyers in various geographical regions. Management has implemented a credit risk policy which includes, among others, the

requirement of certain securities to be posted to secure prompt observance and performance of the obligations of its distributors and other buyers from time to time. The group monitors its outstanding trade receivables on an ongoing basis; however, there is no significant concentration of credit risk with any distributor or buyer.

International Business

The Group's overall earnings from its trading activities with international customers are primarily affected by movements in the worldwide consumption of and demand for pineapple products, and the prices for such products. However, the demand and supply risk associated with the Group's international business is minimised by the nature of its long-term supply agreements, five of which are with various Del Monte brand owners around the world. These contracts have various mechanisms with regard to pricing and off-take that help limit the downside risk of the Group's international business. In some cases, the Group is protected by the existence of price floors whereby the Group is able to recover its production costs. In other instances, the Group has the right of first refusal to supply additional quantities at prices no worse than those from alternative sources.

Operations

As an integrated producer of processed pineapple and mixed tropical fruit products for the world market, the Group's earnings are inevitably subject to certain risk factors, which include general economic and business conditions, change in business strategy or development plans, weather conditions, crop yields, raw material costs and availability, competition, market acceptance of new products, industry trends, and changes in government regulations, including, without limitation, environmental regulations.

The Group's exposure to these risks is managed through the following processes, among others:

- Development and execution of a realistic long-term strategic plan and annual operating plan
- Securing long-term land leases with staggered terms
- Increasing production and packaging capacity
- Pursuit of productivity-enhancing and efficiency-generating work practices and capital projects
- Focus on consumption-driven marketing strategies
- Continuous introduction of new products and line extensions with emphasis on innovation, quality, competitiveness and consumer appeal
- Increased penetration of high-growth distribution channels
- Building on closer working relationships with business partners
- Close monitoring of changes in legislation and government regulations affecting the Group's business

CORPORATE PROFILE

Listed on the Mainboard of the Singapore Exchange, Del Monte Pacific Limited (Bloomberg: DELM SP/ Reuters: DMPL.SI) is a group of companies engaged in the production, marketing and distribution of premium-branded food and beverage products.

The Group owns the Del Monte brand in the Philippines, where it enjoys leading market shares for pineapple juice, juice drinks, pineapple solids, mixed fruits, tomato sauce, spaghetti sauce and tomato ketchup, and also markets products under its second-tier brand, Today's. Del Monte Pacific also holds the exclusive rights to produce and distribute food and beverage products under the Del Monte brand in the Indian sub-continent.

Operating one of the world's largest fully integrated pineapple operations, the Group is the global low-cost producer of pineapple and has long-term supply agreements with Del Monte trademark owners and licensees around the world.

Del Monte Pacific Limited and its subsidiaries (the "Company" or "Group") are not affiliates of Del Monte Corporation and its parent, Del Monte Foods Company, or Fresh Del Monte Produce, Inc. and its subsidiaries, or Kikkoman Corporation and its subsidiaries, including Del Monte Asia Pte Ltd.

Further information on the Company is available at www.delmontepacific.com

To subscribe to our email alerts, please send a request to invest@delmontepacific.com

SEC. NO. 82-5068

MASNET No. 112 OF 05.08.2004
Announcement No. 112

Del Monte

DEL MONTE PACIFIC LIMITED

Q&A on Second Quarter 2004 Results
August 5, 2004

2Q04 Actual Q&A for SGX -

Submitted by Yvonne Choo, Company Secretary on 05/08/2004 to the SGX

Del Monte Pacific Limited
Q&A on Second Quarter 2004 Results
August 5, 2004

1. **What is your guidance on dividends going forward?**

We have a stated dividend policy of paying 33% of our net profit. What we actually pay out depends on our cash flow and investment requirements. In the past four years, we have paid out more than 33%.

2. **What is your forecast for capex?**

As we have completed our major investment projects, capex will trend down towards depreciation level.

3. **How will you address the competitive situation in China?**

We will use the combined resources of Great Lakes and Del Monte Pacific to build on the existing business established by Great Lakes – this involves using resources to compete on the basis of providing innovative products to consumers at good value.

In addition, we will manage our asset base and new management team in China to develop an export business. We will leverage on China's position as a low cost apple producer.

These combined activities in the domestic and export markets are expected to put us in a cost competitive position.

4. **When do you expect Great Lakes to contribute to Del Monte Pacific?**

Great Lakes is not forecast to have a material impact on net profit in the short to medium term. But the Group expects the acquisition to contribute meaningfully in the longer term.

5. **How are you handling the increased tinplate and energy costs?**

Tinplate and energy costs are rising globally. But the impact to us is partly mitigated by our scale and supplier relationships, hence, we are less affected than other companies.

SEC. NO. 82-5068

MASNET No. 109 OF 05.08.2004
Announcement No. 109

RECEIVED
2004 AUG 17 A 8:33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

DEL MONTE PACIFIC LIMITED

DEL MONTE PACIFIC ANNOUNCES THE APPOINTMENT OF FABIO MATARAZZO DI LICOSA AS A NON-EXECUTIVE DIRECTOR

The Board of Directors of Del Monte Pacific Limited ("DMPL" or "the Company") announced today the appointment of Mr Fabio Matarazzo Di Licosa as a non-executive director of the Company, in place of Mr Stephen Thorpe, who resigned earlier.

Mr Matarrazo is currently consultant of the Extraordinary Administration Commissioners of Cirio del Monte Italia. He also concurrently acts as CEO for the Del Monte Italian business, and is responsible for overseeing the operations between Cirio Del Monte Italia S.p.A. and its other European group affiliates, Cirio Del Monte Foods International group.

Prior to joining the Cirio group, Mr. Matarazzo was the Customer Marketing Director, Italy and Alpine Division of The Coca-Cola Company and had been with The Coca-Cola Group for more than 15 years serving in various executive capacities. He also worked for Industrias Reunidas Fabricas Matarazzo, a conglomerate involved in real estate, industrial products, commodities and garments.

Details and declaration of Mr. Fabio Matarazzo Di Licosa as required under Rule 704(7) of the Listing Manual are contained in a separate announcement made today.

By Order of the Board
DEL MONTE PACIFIC LIMITED

Submitted by Yvonne Choo, Company Secretary on 05/08/2004 to the SGX

SEC. NO. 82-5068

MASNET No. 110 OF 05.08.2004
Announcement No. 110

DEL MONTE PACIFIC LIMITED

Announcement Of Appointment Of Director

Date of appointment:	03/08/2004
Name:	Fabio Matarazzo Di Licosa
Age:	55
Country of principal residence:	Italy
Whether appointment is executive, and if so, the area of responsibility:	Non-Executive
Working experience and occupation(s) during the past 10 years:	The Coca-Cola Company 2001 - 2003 Customer Marketing Director, Italy & Alpine Division, Coca-Cola Italia S.r.l. Milano, Member of the TCCC European Commercial Directors Forum. 1994 - 2001 Various executive managerial positions for sales and operations in the Coca-Cola Group

Other directorships

Past (for the last five years)

None

Present

Del Monte Philippines, Inc.
Del Monte Pacific Resources Ltd.
Central American Resources, Inc.
Dewey Limited

Shareholding in the listed issuer and its subsidiaries:	None
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	Nil

Information required by Rule 704(7)(h)

Disclose the following matters concerning a director, chief executive officer, general manager or other executive officer of equivalent rank. If the answer to any question is "yes", full details must be given.

(a) Whether at any time during the last 10 years, a petition under any bankruptcy laws of any jurisdiction was filed against him or against a partnership of which he was a partner?
No

(b) Whether at any time during the last 10 years a petition under any law of any jurisdiction was filed against a corporation of which he was a director or key executive for the winding up of that corporation on the ground of insolvency?
No

(c) Whether there is any unsatisfied judgment against him?
No

(d) Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment for 3 months or more, or has been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such purpose?
No

(e) Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such breach?
No

(f) Whether at any time during the last 10 years, judgment has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misrepresentation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings which he is aware of) involving an allegation of fraud, misrepresentation or dishonesty on his part?
No

(g) Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?
No

(h) **Whether he has ever been disqualified from acting as a director of any corporation, or from taking part directly or indirectly in the management of any corporation?**
No

(i) **Whether he has ever been the subject of any order, judgment or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?**
No

(j) **Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of —**

(i) any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or
(ii) any corporation or partnership which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere,

in connection with any matter occurring or arising during the period when he was so concerned with the corporation or partnership?
No

Submitted by Yvonne Choo, Company Secretary on 05/08/2004 to the SGX

MASNET No. 101 OF 06.08.2004
Announcement No. 101

DEL MONTE PACIFIC LIMITED

CIRIO ANNOUNCEMENT

CIRIO ANNOUNCEMENT – UPDATE ON THE AUCTION PROCESS

We refer to the announcement made on 6 March 2004 relating to the proposed disposal of a 39.89% shareholding interest in Del Monte Pacific Limited ("Sale Shares") held by Cirio Finanziaria S.p.A under Extraordinary Administration, by way of an auction process.

By way of an update, following the receipt of indications of interest, the Commissioners of Cirio, with the authorization of the Italian Ministry of Industry ("Ministero Delle Attività Produttive"), has shortlisted 3 interested bidders. Discussions with these interested bidders with regard to the disposal of the Sale Shares will commence in due course.

This announcement appears for information purposes only and is intended to keep shareholders of DMPL informed of the auction process being conducted as part of the Cirio Extraordinary Administration Process.

However, shareholders should be aware that there is no assurance that the interested bidders will eventually submit a formal bid for the Sale Shares or that Cirio will accept such bids and that there is no certainty that a general offer for DMPL will take place. Shareholders are therefore advised to exercise caution in trading in their shares.

Where appropriate, further announcements to update the shareholders of DMPL will be made.

This announcement is made by the Commissioners and neither DMPL nor its board have been involved in the preparation of this announcement nor take any responsibility for its contents.

For and on behalf of
the Commissioners of the
Cirio Extraordinary Administration Process

6 August 2004

Submitted by Yvonne Choo, Company Secretary on 06/08/2004 to the SGX

SEC. NO. 82-5068

MASNET No. 104 OF 06.08.2004
Announcement No. 104

DEL MONTE PACIFIC LIMITED

RE: CIRIO ANNOUNCEMENT - UPDATE ON THE AUCTION PROCESS

Del Monte Pacific Limited (the "**Company**") refers to the announcement made by the Commissioners of the Cirio Extraordinary Administration Process (the "**Commissioners**") on 6 August 2004, a copy of which is attached.

CirioAnn-Released-6-8-2004.p

The Company wishes to inform its shareholders that the Commissioners have shortlisted three interested bidders for the 39.89 per cent. shareholding interest in the Company held by Cirio Finanziaria S.p.A. (the "**Shareholding**").

Such shortlisting of bidders does **not** amount to a definitive sale of the Shareholding and there is no assurance that a general offer will be made for the Company. The Company will make a further announcement as and when it is aware of any material developments in the above process. In the meantime, Shareholders are advised to refrain from taking any action in respect of their shares in the Company which may be prejudicial to their interests, and to exercise caution when dealing in the shares of the Company.

BY ORDER OF THE BOARD

Yvonne Choo
Company Secretary
Singapore, 6 August 2004

Submitted by Yvonne Choo, Company Secretary on 06/08/2004 to the SGX